MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
First Quarter Ended March 31, 2022

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 3, 2022, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended March 31, 2022 ("consolidated interim financial statements"). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2021 and the related MD&A included in the 2021 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada) and is building the large-scale, long life Côté Gold project (“Côté Gold”) (Canada) which is expected to start production towards the end of 2023. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.
IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.
HIGHLIGHTS - FIRST QUARTER 2022

•Total attributable gold production of 174,000 ounces on continued strong performance from Essakane and improvements at Rosebel.
•Gold revenues of $356.6 million from sales of 196,000 ounces (181,000 ounces on an attributable basis) at an average realized gold price of $1,813 per ounce.
•Cost of sales per ounce sold of $1,035, cash cost2 per ounce sold of $1,017 and all-in sustaining costs2 ("AISC") per ounce sold of $1,490.
•Mine-site free cash flow2 of $87.5 million.
•Net earnings and adjusted net earnings per share attributable to equity holders2 of $0.05.
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)2 of $135.0 million and adjusted EBITDA2 of $137.6 million.
•Cash, cash equivalents and short-term investments and available liquidity2 at the end of the quarter of $524.4 million and $1.0 billion, respectively.
•The Company estimates, based on the ongoing analysis, assessment and preliminary information available to date, that the remaining Côté Gold project costs to completion at April 1, 2022 could be between approximately $1,200 to $1,300 million. Accordingly, the Company is withdrawing its 2022 and 2023 Côté Gold project costs guidance and will provide a detailed updated costs and schedule estimates review before the end of the second quarter.
•Subsequent to the approval of the consolidated interim financial statements, Maryse Bélanger, Chair of the Board was also appointed Interim President and Chief Executive Officer (“CEO”) and David Smith was appointed Lead Director.

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1.Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria.
2.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	2

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2022, see "Outlook", and for individual mines and projects performance, see "Quarterly Updates". The following table summarizes certain operating and financial results for the three months ended March 31, 2022 (Q1 2022), December 31, 2021 (Q4 2021) and March 31, 2021 (Q1 2021), and certain measures of the Company's financial position as at March 31, 2022, December 31, 2021 and March 31, 2021.

	Q1 2022	Q4 2021	Q1 2021
Key Operating Statistics
Gold production – attributable (000s oz)	174	153	156
Gold sales – attributable (000s oz)	181	152	153
Average realized gold price[1] ($/oz)	$1,813	$1,794	$1,781
Cost of sales[2] ($/oz sold) – attributable	$1,035	$1,597	$1,075
Cash costs[1] ($/oz sold) – attributable	$1,017	$1,213	$1,073
AISC[1] ($/oz sold) – attributable	$1,490	$1,537	$1,238
Financial Results ($ millions, except where noted)
Revenues	$356.6	$294.6	$297.4
Gross profit (loss)	$81.0	$(76.3)	$44.2
EBITDA[1]	$135.0	$(193.4)	$113.8
Adjusted EBITDA[1]	$137.6	$90.0	$100.1
Net earnings (loss) attributable to equity holders	$23.8	$(194.1)	$19.5
Adjusted net earnings attributable to equity holders[1]	$26.1	$44.3	$6.2
Net earnings (loss) per share attributable to equity holders	$0.05	$(0.41)	$0.04
Adjusted net earnings per share attributable to equity holders[1]	$0.05	$0.09	$0.01
Net cash from operating activities before changes in working capital[1]	$133.9	$76.0	$82.5
Net cash from operating activities	$142.3	$67.5	$101.7
Mine-site free cash flow[1]	$87.5	$12.3	$89.5
Capital expenditures[3] – sustaining	$76.6	$41.4	$13.7
Capital expenditures[3] – expansion	$92.1	$190.1	$88.8
	March 31,	December 31,	March 31,
	2022	2021	2021
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$524.4	$552.5	$967.8
Long-term debt	$463.5	$464.4	$466.7
Net cash (debt)[1]	$(6.5)	$16.3	$427.0
Available credit facility	$498.2	$498.3	$498.2
1.Throughout this MD&A, the Company uses the terms average realized gold price per ounce sold, cash costs, cash costs per ounce sold, AISC, AISC per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, available liquidity, net cash (debt), EBITDA, adjusted EBITDA, adjusted net earnings attributable to equity holders and adjusted net earnings per share attributable to equity holders, sustaining capital expenditures and expansion capital expenditures all of which are non-GAAP financial measures with no standard meaning under International Financial Reporting Standards ("IFRS") and are further discussed in the Non-GAAP Financial Measures section. The average realized gold price in the first quarter 2022 excluding the impact of the 2019 Prepay Arrangement (as defined below) was $1,884 per ounce sold.
2.Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated interim financial statements.
3.Throughout this MD&A, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	3

Attributable Gold Production (000s oz)
156
7
47
102
153
13
42
98
174
16
46
112
Q1 2021
Q4 2021
Q1 2022
Essakane
Rosebel
Westwood

Gross Profit (Loss)
15%
(26)%
23%
$297.4
$253.2
$294.6
$370.9
$356.6
$275.6
Q1 2021
Q4 2021
Q1 2022
Revenues ($ millions)
Cost of sales ($ millions)
Gross profit (%)

Q1 2022 vs Q4 2021 Revenues
($ millions)
$294.6
$3.7
$57.7
$0.6
$356.6
Q4 2021
Price
Volume
Other
Q1 2022

Q1 2022 vs Q1 2021 Revenues
($ millions)
$297.4
$6.8
$51.9
$0.5
$356.6
Q1 2021
Price
Volume
Other
Q1 2022

Cost of sales¹, Cash costs² and AISC²
181
153
152
$1,597
$1,537
$1,490
$1,238
$1,213
$1,075
$1,073
$1,035
$1,017
Q1 2021
Q4 2021
Q1 2022
Cost of sales¹ ($/oz sold)
Cash costs¹,² ($/oz sold)
AISC¹,² ($/oz sold)
Attributable sales (000s oz)

Net cash from operating activities and
Mine-site free cash flow²
$1,781
$1,794
$1,813
$101.7
$89.5
$67.5
$12.3
$142.3
$87.5
Q1 2021
Q4 2021
Q1 2022
Net cash from operating activities ($ millions)
Mine-site free cash flow² ($ millions)
Average realized gold price² ($/oz)

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1.Cost of sales, excluding depreciation, cash costs and AISC, are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	4

Q1 2022 vs Q4 2021 AISC[1] ($/oz sold)

$1,537
$9
$179
$(235)
$1,490
Q4 2021
Operating and Other Cost
Sustaining Capex
Production Volume
Q1 2022

Q1 2022 vs Q1 2021 AISC¹ ($/oz sold)
$1,238
$103
$321
$(172)
$1,490
Q1 2021
Operating and Other Cost
Sustaining Capex
Production Volume
Q1 2022

Summary of Financial and Operating Results

Contributors to Change		Q1 2022 vs. Q4 2021
Financial
Revenues	r
$356.6 million, up $62.0 million or 21%, primarily due to higher sales volume at Essakane as a result of higher production and timing of sales ($52.0 million) and Westwood as a result of higher production ($6.8 million) and a higher average realized gold price ($17.7 million or $90 per ounce sold), partially offset by the impact of the lower revenues being recognized from the 2019 Prepay Arrangement (defined below) with a $1,500 per ounce collar ($14.0 million or $71 per ounce sold).

Cost of sales	s
$275.6 million, down $95.3 million or 26%. Excluding the non-cash net realizable value (“NRV”) write-down of ore stockpile and finished goods inventories, cost of sales is lower due to lower depreciation (see below) offset by higher operating costs than in the prior quarter, primarily associated with the timing of sales. The NRV write-down this quarter was $5.3 million (fourth quarter 2021 - $111.2 million). The NRV write-down is associated with Rosebel, primarily due to a decrease in the average grade of the stockpiles during the first quarter.

Depreciation expense (included in cost of sales)	s
$75.0 million, down $36.0 million or 32%, primarily due to the impact of the non-cash NRV write-down of ore stockpile and finished goods inventories of $40.9 million recorded in the fourth quarter 2021 in addition to lower depreciation at Rosebel due to the impact of the impairment charge recorded in the fourth quarter 2021, partially offset by higher depreciation of capitalized stripping assets at Essakane.

General and administrative expenses	r
$15.1 million, up $7.9 million or 110%, primarily due to timing of year-end compensation accruals ($4.0 million), higher severance costs ($2.5 million), consulting costs ($0.6 million), share-based payments ($0.6 million) and directors’ fees ($0.2 million) due to the changes to the Board.

Exploration expenses	s	$8.2 million, down $0.3 million due to decreased activity in accordance with the 2022 plan.
Other expenses	s	$4.1 million, down $2.4 million primarily due to COVID-19 related costs being included in cost of sales starting in 2022 ($2.4 million).
Income tax expense	r
$26.6 million, up $115.2 million, comprised of current income tax expense of $28.9 million (fourth quarter 2021 - $7.3 million) and deferred income tax recovery of $2.3 million (fourth quarter 2021 - $95.9 million). The increase in income tax expense was primarily due to changes in deferred income tax assets and liabilities primarily as a result of the impairment charge and NRV write-down of ore stockpile and finished goods inventories recorded in the fourth quarter.

Net cash from operating activities before changes in working capital	r	$133.9 million, up $57.9 million, primarily due to the factors noted below.
Net cash from operating activities	r
$142.3 million, up $74.8 million, primarily due to higher net cash earnings ($47.3 million), net proceeds from gold prepayment arrangements ($10.2 million) and a net inflow from working capital movements ($16.9 million).

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1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	5

Contributors to Change		Q1 2022 vs. Q4 2021
Mine-site free cash flow	r
$87.5 million, up $75.2 million, due to higher operating cashflow at Essakane primarily due to higher sales and average realized gold price ($55.9 million), Rosebel primarily due to higher average realized gold price and lower operating costs ($11.0 million) and Westwood primarily due to higher sales and average realized gold price ($8.5 million), partially offset by higher capital expenditures at Westwood ($2.4 million).

Financial Position
Cash, cash equivalents, short-term investments and restricted cash	s	$565.6 million comprised of cash and cash equivalents of $519.5 million, short-term investments of $4.9 million and restricted cash of $41.2 million, down $29.1 million from December 31, 2021.
Operating
Attributable gold production	r	174,000 ounces, up 21,000 ounces or 14%, due to higher production at Essakane (14,000 ounces) primarily due to higher head grades, Rosebel (4,000 ounces) and Westwood (3,000 ounces).
Attributable gold sales	r
181,000 ounces, up 29,000 ounces or 19%, due to higher production and timing of sales at Essakane (26,000 ounces) and higher production at Westwood (4,000 ounces), partially offset by lower sales volume at Rosebel (1,000 ounces).

Capital expenditures – capitalized stripping	r
$45.9 million, up $7.8 million or 20%, due to higher capitalized stripping activities at Rosebel ($5.7 million) and Essakane ($2.1 million) in line with plan to progress future production phases. In the first quarter 2022, $42.4 million of capitalized stripping activities were categorized as sustaining capital (fourth quarter 2021 - $6.7 million) and $3.5 million were categorized as expansion capital (fourth quarter 2021- $31.4 million).

Capital expenditures – sustaining	r	$76.6 million, up $35.2 million or 85%. Excluding the impact of capitalized stripping activities noted above, sustaining capital expenditures were in line with the prior quarter.
Capital expenditures – expansion	s
$92.1 million, down $98.0 million or 52%. Excluding the impact of capitalized stripping activities noted above, expansion capital expenditures were lower by $70.1 million, primarily due to lower expenditures at Côté Gold ($64.1 million) as a result of timing of construction activities, Rosebel ($4.3 million) and Essakane ($2.0 million).

Cost of sales (excluding depreciation) per ounce sold	s
$1,035, down $562 or 35%, from $1,597 per ounce sold. Excluding depreciation and the NRV write-downs, cost of sales per ounce sold was lower by $245 per ounce sold due to higher production resulting from higher head grades at Essakane and higher sales volumes, partially offset by higher operating costs, as noted above of $18 per ounce sold. Included was a non-cash NRV write-down of ore stockpile and finished goods inventories of $23 per ounce sold (fourth quarter 2021 - $427 per ounce sold), comprised of $9 per ounce included in cash costs and AISC per ounce sold as short-term and $14 per ounce excluded as long-term. Additionally included is the positive impact of realized derivative gains of $44 per ounce sold (fourth quarter 2021 - gains of $32 per ounce sold).

Cash costs per ounce sold	s
$1,017, down $196 or 16% from $1,213 per ounce sold, primarily due to higher sales volume of $183 per ounce sold. Included was a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $9 per ounce sold (fourth quarter 2021 - $46 per ounce sold).

AISC per ounce sold	s	$1,490, down $47 or 3%, from $1,537 per ounce sold, primarily due to higher sales volume of $235 per ounce sold, partially offset by higher sustaining capital expenditures of $179 per ounce sold.
Contributors to change		Q1 2022 vs. Q1 2021
Financial
Revenues	r
$356.6 million, up $59.2 million or 20%, primarily due to higher sales volume at Essakane ($31.4 million), Westwood ($14.4 million) and Rosebel ($6.1 million) as a result of higher production, and a higher realized gold price ($20.8 million or $104 per ounce sold), partially offset by the impact of lower revenues being recognized from the 2019 Prepay Arrangement ($14.0 million or $71 per ounce sold).

Cost of sales	r
$275.6 million, up $22.4 million or 9%. Excluding the non-cash NRV write-down of ore stockpiles and finished goods inventories, cost of sales is higher primarily due timing of sales in addition to higher operating costs, while depreciation was in line with the same prior year period (see below).

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	6

Contributors to change		Q1 2022 vs. Q1 2021
Depreciation expense	—
$75.0 million, in line with same prior year period, primarily as a result of higher depreciation associated with Westwood during the first quarter 2022 as underground operations were under care and maintenance during the first quarter 2021, offset by lower depreciation at Essakane and Rosebel.

General and administrative expenses	r
$15.1 million, up $5.7 million or 61%, primarily due to the timing of year-end compensation accruals ($2.7 million), higher severance costs ($0.7 million), consulting fees ($0.9 million), directors' fees ($0.2 million) and administration costs ($0.7 million), partially offset by a lower positive impact of realized derivative gains ($0.5 million).

Exploration expenses	r	$8.2 million, up $0.6 million due to a curtailment of exploration activities in the first quarter 2021 due to COVID-19.
Other expenses	s	$4.1 million, down $16.1 million primarily due to care and maintenance costs related to Westwood ($13.1 million) and COVID-19 related costs ($4.5 million) recorded in the first quarter 2021.
Income tax expense	r
$26.6 million, up $16.1 million, comprised of current income tax expense of $28.9 million (first quarter 2021 - $12.4 million) and deferred income tax recovery of $2.3 million (first quarter 2021 - recovery of $1.9 million).

Net cash from operating activities before changes in working capital	r	$133.9 million, up $51.4 million, primarily due to the factors noted below.

Net cash from operating activities	r
$142.3 million, up $40.6 million, primarily due to higher net cash earnings ($37.7 million), net proceeds from gold prepayment arrangements ($10.2 million), partially offset by a net outflow from working capital movements ($10.8 million).

Mine-site free cash flow	s
$87.5 million, down $2.0 million primarily due to higher capital expenditures at Essakane ($28.8 million) and Rosebel ($8.1 million), partially offset by higher operating cash flow at Essakane ($27.5 million) and Westwood ($10.4 million) primarily due to higher sales and higher average realized gold price.

Operating
Attributable gold production	r
174,000 ounces, up 18,000 ounces or 12%, due to higher production at Essakane (10,000 ounces) resulting from higher head grades and recoveries and Westwood (9,000 ounces) as the underground operations were in care and maintenance during the first quarter 2021, partially offset by lower production at Rosebel (1,000 ounces).

Attributable gold sales	r
181,000 ounces, up 28,000 ounces or 18%, due to higher production and timing of sales at Essakane (17,000 ounces), higher production at Westwood (8,000 ounces) and higher sales at Rosebel (3,000 ounces) benefiting from mill optimization efforts.

Capital expenditures – capitalized stripping	r
$45.9 million, up $29.4 million or 178%, due to higher capitalized stripping activities at Essakane, as the site focused on advancing ore mining over stripping during the first quarter 2021 ($20.7 million) and Rosebel as mining activity levels were lower resulting from limited workforce on site due to COVID-19 during the first quarter 2021 ($8.7 million). In the first quarter 2022, $42.4 million of capitalized stripping activities were categorized as sustaining capital (first quarter 2021 - $nil) and $3.5 million were categorized as expansion capital (first quarter 2021 - $16.5 million).

Capital expenditures – sustaining	r
$76.6 million, up $62.9 million or 459%. Excluding the impact of capitalized stripping activities noted above, sustaining capital expenditures were higher by $20.5 million, primarily due to higher spending at Essakane ($12.4 million) related to timing of activities and Westwood ($6.9 million) as underground operations were under care and maintenance during the first quarter 2021.

Capital expenditures – expansion	r
$92.1 million, up $3.3 million or 4%. Excluding the impact of capitalized stripping activities noted above, expansion capital expenditures were higher by $16.3 million, primarily due to higher spending at Côté Gold as a result of timing of construction activities ($30.1 million), partially offset by lower spending at Boto Gold ($8.4 million), Essakane ($4.3 million) and Rosebel ($1.0 million).

Cost of sales (excluding depreciation) per ounce sold	s
$1,035, down $40 or 4%, from $1,075 per ounce sold. Excluding depreciation and the NRV write-downs, cost of sales per ounce sold was lower by $148 per ounce sold due to higher production and sales volumes resulting from higher head grades at Essakane and Westwood, partially offset by higher operating costs and timing of sales, as noted above, of $85 per ounce sold. Included in the first quarter 2022 was a non-cash NRV write-down of ore stockpile and finished goods inventories noted above (first quarter 2021 - $nil), in addition to the positive impact of realized derivative gains of $44 per ounce sold (first quarter 2021 - gains of $5 per ounce sold).

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	7

Contributors to change		Q1 2022 vs. Q1 2021
Cash costs per ounce sold	s
$1,017, down $56 or 5%, from $1,073 per ounce sold, primarily due to higher sales volume impact of $148 per ounce sold. Included was a non-cash NRV write-down of short-term ore stockpile and finished goods inventories noted above.

AISC per ounce sold	r
$1,490, up $252 or 20%, from $1,238, primarily due to the impact of higher sustaining capital expenditures of $321 per ounce sold, partially offset by the impact of higher sales volume of $172 per ounce sold.

Global COVID-19 Pandemic
The global COVID-19 pandemic continues to evolve and the management thereof remains a significant focus for the business. Despite widespread mass immunization programs intended to limit the effect of the virus in many countries, the emergence of new variants, such as the new Omicron variant, caused rates of infection to rapidly increase again globally early in the first quarter 2022. Rising positive cases at our operations, including at Rosebel, Westwood and Côté Gold project, resulted in some of the workforce being unavailable during the first half of the first quarter 2022. See "Operational Updates" for more information on each site. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its personnel, operations, construction and development projects and exploration activities. COVID-19 detection and mitigation protocols at our sites are reviewed on an ongoing basis to adapt to the evolving situation.
OUTLOOK

Operating Performance

	Actual YTD 2022	Full Year Guidance 2022[1]
Essakane (000s oz)	112	360 – 385
Rosebel (000s oz)	46	155 – 180
Westwood (000s oz)	16	55 – 75
Total attributable production (000s oz)[2]	174	570 – 640
Cost of sales[2] ($/oz sold)	$1,035	$1,100 – $1,150
Cash costs[2,3] ($/oz sold)	$1,017	$1,100 – $1,150
AISC[2,3] ($/oz sold)	$1,490	$1,650 – $1,690
1The full year guidance is based on the following 2022 full year assumptions: average realized gold price of $1,700 per ounce, USDCAD exchange rate of 1.25, EURUSD exchange rate of 1.20 and average crude oil price of $70 per barrel.
2Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
3This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

Production Outlook
Attributable gold production guidance for 2022 is unchanged and is expected to be in the range of 570,000 to 640,000 ounces.
Costs Outlook
Costs guidance for 2022 is unchanged with cash costs¹ expected to be between $1,100 and $1,150 per ounce sold and AISC¹ expected to be between $1,650 and $1,690 per ounce sold. These estimates included an inflation assumption of 5% to 7% on key consumables, translating to an increase of 1% to 2% in cash costs and AISC (reflected in the guidance figures). Towards the end of the first quarter, additional cost pressures emerged arising from systemic inflation, constrained global supply chains and the sanctions on trade with Russia, increasing the average cost of key consumables, such as oil, ammonium nitrate, grinding media, lime and cyanide. The Company continues to work with its supply chain and seek alternatives to mitigate ongoing costs pressures, including the sourcing of appropriate alternatives, albeit at higher prices and/or varying quality, as well as progressing productivity initiatives at its operations through the IAMALLIN operational improvement program. Increases in oil prices have been partially mitigated by the existing oil hedge program, see “Market Risk”. For reference, excluding the impact of the Company’s hedging program, a $10/bbl increase in the oil price would translate to a $15 per ounce increase in cash costs; however with current hedges in place, the same movement would equate to a $6 per ounce increase in cash costs. The Company notes that continued external cost pressures may result in an increase to costs and capital expenditures guidance estimates and will provide further updates next quarter.

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1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	8

Capital Expenditures1

	Actual YTD 2022			Full Year Guidance 2022
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$47.7	$1.0	$48.7	$165	$5	$170
Rosebel[4]	20.5	6.0	26.5	105	35	140
Westwood	7.3	0.5	7.8	40	10	50
	75.5	7.5	83.0	310	50	360
Côté Gold[5] (70%)	—	78.5	78.5	—	under review	under review
Boto Gold	—	6.1	6.1	—	20	20
Corporate	1.1	—	1.1	—	—	—
Total[6,7,8,9] (±5%)	$76.6	$92.1	$168.7	$310	NA	NA
1. 100% basis, unless otherwise stated.
2.Sustaining capital includes capitalized stripping of (i) $29.9 million for Essakane and $12.5 million for Rosebel in Q1 2022, and (ii) for the full year 2022 guidance $110 million for Essakane and $45 million for Rosebel. See "Outlook" sections below.
3.Expansion capital includes capitalized stripping of (i) $nil million for Essakane and $3.5 million for Rosebel in Q1 2022, and (ii) for the full year 2022 guidance $nil for Essakane and $20 million for Rosebel. See "Outlook" sections below.
4.Rosebel includes Saramacca at 70%.
5.Based on the ongoing review of project costs and schedule estimates, the Company has withdrawn its 2022 and 2023 Côté Gold remaining project cost guidance (previously $590 - $620 million).
6.Includes $10 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
7.Capitalized borrowing costs are not included.
8.In addition to the above capital expenditures, $24 million in total principal lease payments are expected.
9.See "Costs Outlook" section above.
Exploration

	Actual YTD 2022			Full Year Guidance 2022
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$—	$6.9	$6.9	$—	$21	$21
Exploration projects – brownfield[1]	1.8	1.3	3.1	10	4	14
	$1.8	$8.2	$10.0	$10	$25	$35
1.Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) $1.8 million for Q1 2022, and (ii) $10 million for the full year 2022 guidance.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:
•Maintaining its culture of accountable mining through high standards of ESG practices; and
•The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees first.
The Company has implemented the Mining Association of Canada's Toward Sustainable Mining framework at all its operations and is working towards the implementation of the World Gold Council’s Responsible Gold Mining Principles with the year two annual report relating to this implementation expected to be released in the second quarter 2022. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative compliant Health, Safety and Sustainability Report. As part of its accountability and reporting framework, the Company has also committed to report in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") guidelines, and expects to release its initial TCFD report by the end of 2022.
Environmental
The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions (“GHG”). In September 2021, the Company announced that it had set a global target of reaching net negative GHG emissions by no later than 2050. The Company also announced a target of achieving net positive biodiversity. Medium term targets will be set as part of the Company’s roadmap to achieve these global targets and will be issued in late 2022. An external review of the Company’s GHG emissions profile across all sites is in progress. The external review will inform the development of an action plan for the Company’s global commitments.
Social
Health and Safety
Health and safety is core to the Company’s relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.29 for the first quarter 2022, tracking below the global annual target of 0.42. The TRIFR (total recordable injuries frequency rate) was 0.85 for the first quarter 2022, tracking above the global annual target of 0.73. Côté Gold has surpassed over 4.7 million hours with no lost time injuries to date. Our operations have been increasing focus on risk awareness and preventive activities related to work tasks.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	9

Social and Economic Development
The Company is continuously exploring opportunities for investing and partnering with communities impacted by its operations. At both Essakane and Rosebel, the Company has committed to establishing and seeding community funds. Going forward, the bulk of the Company’s funding for community investment initiatives at these sites will flow through these dedicated community funds to ensure consistent funding on a year-to-year basis.
At Rosebel, the Company has committed to making an annual contribution of 0.25% of annual revenues to the Rosebel Community Fund, in addition to its existing in-kind royalty of 0.25% of gold and silver monthly production it contributes to the Suriname Environmental & Mining Foundation. In 2021, Rosebel contributed $0.9 million to the Rosebel Community Fund complementing the initial endowment of $2.5 million made by the Company in 2020. Current supported projects extend across the fields of water and sanitation, clean energy, community health and sustainable communities. A new local procurement strategy was developed to support economic development in the surrounding communities through the implementation of local content strategies to generate employment and procurement opportunities at local level.
At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the government, pursuant to which the Company committed to contribute 1% of its annual revenues. The contribution for 2021 was $3.6 million and approximately $0.9 million for the first quarter 2022. In parallel, Essakane continued its direct community investment initiatives, focusing on agricultural production as well as the fight against malaria, tuberculosis and malnutrition, income generating activities supported through the mine’s Iron Fund and small business support through the mine’s local content strategy.
The Company has continued to advance work on its previously announced partnership with Giants of Africa, a non-governmental organization founded by Masai Ujiri, President of the Toronto Raptors. Since the partnership was originally announced in 2021, Giants of Africa has completed the construction and renovation of the Maison des Jeunes sports complex (two basketball courts, volleyball court, bleachers and change room) in Ouagadougou and held an initial basketball clinic at the complex. Additional courts are scheduled to be renovated/constructed in Burkina Faso and Senegal in 2022.
At Boto Gold, the preparatory works of the Kouliminde resettlement continued. The Company also continued with its community development projects.
Diversity, Equity and Inclusion
The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and embrace diversity. The Company has established a Diversity, Equity and Inclusion ("DEI") Steering Committee and Employee Council groups to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its DEI status and the resulting findings and recommendations (global and site specific) are being rolled out across the Company to develop action plans. The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. Artemis members include innovative and award-winning social and natural scientists with over 500 years of combined practical and global sector experience, 75% of whom are engineers.
Governance
The Board of Directors of IAMGOLD (the “Board”) adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30%, female directors. With respect to board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years. The guidelines were implemented by the Board with a view to ensuring new and diverse perspectives and ideas of its members on an ongoing basis, while also ensuring continuity and orderly Board succession. Currently, women represent approximately 50% of the directors and the average tenure of the Board is 0.6 years.
•Subsequent to the approval of the consolidated interim financial statements, Maryse Bélanger, Chair of the Board was also appointed Interim President and CEO and David Smith was appointed Lead Director.
•On March 14, 2022, the Company appointed Peter O’Hagan to the Board as an independent director.
•On February 14, 2022, the Company announced a collaboration agreement with RCF Management L.L.C. pursuant to which Maryse Bélanger, David Smith and Ian Ashby were appointed to the Board as independent directors, and Ms. Bélanger was appointed Chair. Richard Hall and Ronald Gagel stepped down from the Board and Tim Snider did not stand for re-election at the Company’s 2022 annual shareholders’ meeting.
•On January 29, 2022, Donald Charter, Chair of the Board, retired from the Company’s Board in accordance with his longstanding plans and the 2020 Board guidelines regarding tenure and Board composition.
•On January 12, 2022, Gordon Stothart, President and CEO, stepped down from his role and resigned from the Board. Daniella Dimitrov, Chief Financial Officer (“CFO”) was appointed President, CFO and Interim CEO.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	10

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso
The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totaling approximately 1,000 square kilometres. The Company owns a 90% interest in Essakane with the remaining 10% held by the government of Burkina Faso.
Essakane Mine (IAMGOLD interest – 90%)1

	Q1 2022	Q4 2021	Q1 2021
Key Operating Statistics
Ore mined (000s t)	3,832	4,113	4,435
Waste mined (000s t)	11,346	10,903	10,437
Material mined (000s t) – total	15,178	15,016	14,872
Strip ratio[2]	3.0	2.7	2.4
Ore milled (000s t)	3,162	3,292	3,189
Head grade (g/t)	1.39	1.13	1.34
Recovery (%)	88	91	82
Gold production (000s oz) – 100%	124	108	113
Gold production (000s oz) – attributable 90%	112	98	102
Gold sales (000s oz) – 100%	131	102	114
Average realized gold price[3] ($/oz)	$1,885	$1,794	$1,783
Financial Results ($ millions)[1]
Revenues[4]	$248.2	$184.2	$204.1
Operating costs	(90.4)	(84.2)	(103.4)
Royalties	(12.3)	(9.2)	(10.1)
Cash costs[3]	$(102.7)	$(93.4)	$(113.5)
Other mine costs[5]	(0.4)	(43.2)	(0.3)
Cost of sales[4]	$(103.1)	$(136.6)	$(113.8)
Sustaining capital expenditures[3,6]	(47.7)	(22.9)	(5.4)
Other costs and adjustments[7]	1.7	41.6	(1.7)
AISC[3]	$(149.1)	$(117.9)	$(120.9)
Expansion capital expenditures[3,8]	$(1.0)	$(24.1)	$(14.5)
Performance Measures[9]
Cost of sales excluding depreciation ($/oz sold)	$784	$1,333	$999
Cash costs[3] ($/oz sold)	$781	$912	$997
AISC[3] ($/oz sold)	$1,134	$1,150	$1,061
1. 100% basis, unless otherwise stated.
2.Strip ratio is calculated as waste mined divided by ore mined.
3.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4.As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5.Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-down for the first quarter 2022 of $nil (fourth quarter 2021 - $42.9 million; first quarter 2021 - $nil) and the exclusion of by-product credits.
6.Includes sustaining capitalized stripping for the first quarter 2022 of $29.9 million (fourth quarter 2021 - $6.7 million; first quarter 2021 - $nil).
7.Other costs and adjustments include the non-cash long-term portion of stockpile inventory NRV write-down for the first quarter 2022 of $nil (fourth quarter 2021 - $42.9 million; first quarter 2021 - $nil), in addition to sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.
8.Includes expansion capitalized stripping for the first quarter 2022 of $nil (fourth quarter 2021 - $21.1 million; first quarter 2021 - $9.2 million).
9.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	11

Operational Insights
•Essakane delivered the highest quarter of production to date with attributable gold production of 112,000 ounces, 14% higher than the prior quarter, primarily benefitting from higher head grades and optimized ore blend management at the mill.
•Mining activity of 15.2 million tonnes was in line with the prior quarter due to efficiencies achieved from material re-handling procedures as a greater proportion of the mill feed was sourced directly from the pit, rather than being moved from ore stockpiles, which increased hauling equipment availability to prioritize in-pit activities.
•Mill throughput of 3.2 million tonnes was achieved at a head grade of 1.39 g/t Au with average recoveries of 88% and plant availability of 95%. Head grades came in above expectations as a result of higher than anticipated ore grades in Phase 4. Essakane continues to have a positive reconciliation between mined head grades and the reserve block model.
•Mill recovery of 88% was 3% lower than the prior quarter due to variations in the graphitic content of the ore milled. Ore blending strategies of the mill feed optimized the feed grade while mitigating the negative impact of the graphitic content on recovery. Gravity recoveries have been consistently increasing and account for more than 50% of gold recovered, achieved through the optimization of operating parameters and equipment availability.
•COVID-19 cases peaked at the end of 2021 and the situation is currently stable with no cases recorded during the first quarter. Measures and controls remain in place to prevent transmission, reinforce awareness and promote vaccination. Approximately 65% of the workforce is fully vaccinated.
•The IAMALLIN improvement project has entered the execution phase and in the first quarter 2022 focus continued on mine and mill productivities, working capital management and other operational efficiency and maintenance programs.
•The operation continued normally following the political developments in Burkina Faso (see news release dated January 25, 2022), although it is continually challenged by the on-the ground security circumstances. The Company has taken proactive measures to ensure the safety and security of in-country personnel and continues to adjust its protocols and the activity levels at the site according to the security environment and the supply chain circumstances. The Company is furthering certain additional investments in security infrastructure in the region and at the mine site.
Financial Performance
•Cost of sales excluding depreciation of $103.1 million, was lower by $33.5 million or 25% and $10.7 million or 9%, compared with the prior quarter and same prior year period, respectively. Excluding depreciation and the net impact of NRV write-downs, cost of sales was higher compared with the prior quarter, due to timing of sales while operating costs were generally in line and lower compared with the same prior year period, primarily due to lower capitalized stripping, partially offset by timing of sales.
•Cost of sales, excluding depreciation, per ounce sold of $784 was lower by $549 or 41% compared to the prior quarter, primarily due to the impact of higher production and sales volumes of $274 per ounce sold and the NRV write-down in the fourth quarter 2021 of $344 per ounce sold, partially offset by higher costs associated with timing of sales and royalties, as noted above, of $69 per ounce sold.
•Cash costs per ounce sold and AISC per ounce sold of $781 and $1,134 were lower by $131 or 14% and in line, compared with prior quarter, respectively, primarily due to the impact of higher sales volume of $182 per ounce sold. AISC per ounce sold included higher sustaining capital expenditures for the first quarter 2022 of $189 per ounce sold.
•Capitalized stripping of $29.9 million was higher by $2.1 million, or 8%, compared to the prior quarter, due to higher activity levels to access future production phases. In the first quarter 2022, $29.9 million of capitalized stripping was categorized as sustaining capital (fourth quarter 2021 - $6.7 million) and $nil was categorized as expansion capital (fourth quarter 2021 - $21.1 million).
•Sustaining capital expenditures, excluding capitalized stripping, of $17.8 million included mobile and mill equipment of $6.8 million, capital spares of $5.4 million, tailings management of $2.0 million and other sustaining projects of $3.6 million, which included spending associated with the airstrip extension and other security related projects. Expansion capital expenditures of $1.0 million included capital projects associated with tailings management, tailings management plant upgrade, community village resettlement and other expansion projects.
Outlook
Attributable gold production at Essakane in 2022 is expected to approximate the top-end of the range of 360,000 to 385,000 ounces, reflecting the higher than expected grades in the first quarter and the potential for further positive reconciliation between mined grades and the reserve block model. Head grades are expected to normalize closer to reserve grades over the course of the year; however, the Company is investigating whether the updated block model may be underestimating grade as the complexity of mineralization has increased in the lower portions of the pit with higher amounts of coarse gold. The operation continues to execute on targeted operational improvements including improving mill throughput through optimizing blast fragmentation and further optimizing the gravity circuit through the planned addition of a double deck screen.
Cash costs continue to be under pressure due to systemic inflation, constrained global supply chains, changes in transportation and logistics in relation to the Company’s workforce, and additional investment in security infrastructure. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above. Certain input costs at Essakane, including labour, are expected to be lower due to a weakened EURUSD exchange rate offset by the costs pressures discussed under “Outlook”.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	12

Brownfield Exploration
During the first quarter 2022, approximately 4,800 metres of diamond drilling were completed as part of a planned 10,000 metres infill program in 2022 to improve resource confidence within selected areas of the Essakane main zone and the Lao satellite deposit.
Bambouk District
The Bambouk District includes the Boto Gold project, the Karita Gold project and the Diakha-Siribaya Gold project. The Company is building on its exploration success along the Senegal-Mali Shear Zone evaluating additional discoveries located within 15 kilometres of the Boto Gold project in adjacent countries.
Boto Gold Project, Senegal
The Boto Gold project is a shovel ready development project located in southeastern Senegal along the border with Mali. The project is owned 90% by the Company, with the Republic of Senegal owning a 10% free carried interest. The project is located on an exploitation permit granted in late 2019 for an initial 20-year period and is currently undergoing various de-risking activities.
The 2022 project scope includes the completion of preliminary works started in 2021. During the first quarter 2022, the access road was completed, as well as a geotechnical drilling program to further de-risk pit slope assumptions used for the Malikoundi pit design. In addition, the Company has started preparatory work related to the proposed Kouliminde village resettlement. The Company continues to evaluate the scope of the project, associated capital expenditure and timing, as well as potential alternatives related to the project. Capital expenditure totaled $6.1 million in the first quarter 2022 and are estimated at approximately $20 million for 2022.
Measures to help control the impact of the COVID-19 pandemic continue at the project and have, so far, been successful in minimizing impacts on site activities.
Karita Gold Project, Guinea
The Karita Gold project is wholly-owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres located in Guinea between the Company's Boto Gold project in Senegal to the north and its Diakha-Siribaya Gold project in Mali to the south. During 2019, a first pass reverse circulation ("RC") drilling program confirmed the discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights included: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).
Approximately 18,000 metres of delineation diamond drilling is planned in 2022 to support a future initial mineral resource estimate, of which approximately 8,900 metres were completed in the first quarter 2022.
Diakha-Siribaya Gold Project, Mali
The Diakha-Siribaya project is wholly-owned by the Company and consists of eight contiguous exploration permits which cover a total area of approximately 600 square kilometres, located approximately 10 kilometres south of the Boto Gold project, in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.
Approximately 5,000 metres of RC drilling is planned in 2022 to evaluate selected priority targets for potential new zones of mineralization with no drilling completed in the first quarter 2022. A revised mineral resource estimate incorporating the drill results from the 2021 drilling program completed at the Diakha deposit is in progress and is expected to be completed in 2022.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	13

North America

Abitibi District, Canada
The Company is developing a “hub-and-spoke" model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Duc open pit mine, the Company is evaluating potential future supplemental feed from assets such as the Fayolle exploration property and the optioned Rouyn Gold project.
Westwood Mine (IAMGOLD interest – 100%)

	Q1 2022	Q4 2021	Q1 2021
Key Operating Statistics
Ore mined (000s t) – underground	63	61	—
Ore mined (000s t) – other sources	159	229	246
Ore mined (000s t) – total	222	290	246
Ore milled (000s t)	250	254	227
Head grade (g/t) – underground	6.05	4.60	—
Head grade (g/t) – other sources	0.97	0.96	1.09
Head grade (g/t) – total	2.18	1.83	1.09
Recovery (%)	91	90	93
Gold production (000s oz) – 100%	16	13	7
Gold sales (000s oz) – 100%	16	12	8
Average realized gold price[1] ($/oz)	$1,872	$1,788	$1,785
Financial Results ($ millions)
Revenues[2]	$30.8	$22.2	$14.5
Cash costs[1]	$(30.5)	$(28.8)	$(9.2)
Other mine costs[3]	(0.5)	(0.1)	(0.1)
Cost of sales[2]	$(31.0)	$(28.9)	$(9.3)
Sustaining capital expenditures[1]	(7.3)	(5.1)	(0.4)
Other costs and adjustments[4]	(0.1)	(0.3)	0.1
AISC[1]	$(38.4)	$(34.3)	$(9.6)
Expansion capital expenditures[1]	$(0.5)	$(0.3)	$(0.6)
Performance Measures[5]
Cost of sales excluding depreciation ($/oz sold)	$1,922	$2,335	$1,149
Cash costs[1] ($/oz sold)	$1,886	$2,325	$1,135
AISC[1] ($/oz sold)	$2,376	$2,775	$1,187
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2.As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
3.Other mine costs includes the exclusion of by-product credits.
4.Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
5.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
Operational Insights
•Westwood achieved gold production of 16,000 ounces, 23% higher than in the prior quarter, as a result of higher head grade from the underground mine and higher mill recovery, partially offset by lower throughput.
•Mining activities totaled 222,000 tonnes, as underground mining activities contributed 63,000 tonnes and open pit mining at Grand Duc contributed 159,000 tonnes. Mining volumes were lower than the prior quarter due to higher absenteeism resulting from COVID-19 and general labour shortages, which were partially mitigated by higher grades and lower dilution. The underground ramp-up continued to prioritize implementation of enhanced ground support, additional safety measures, and ongoing recruitment and training.
•Mill throughput of 250,000 tonnes was achieved at a head grade of 2.18 g/t Au with average recoveries of 91% and plant availability of 86%. Mill throughput was lower than the prior quarter as a result of unplanned shutdowns and additional maintenance on the mill during the quarter.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	14

•Underground development improved significantly in the first quarter 2022, with over 800 metres of lateral development completed, double that of the prior quarter. Level re-designs and preliminary reviews relating to the new mining methods for the West and Central Zones are progressing per plan. Based on currently available information, the Company expects mining in these zones to resume at the end of the second quarter 2022.
•The COVID-19 situation at site and in the Abitibi District stabilized in the second half of the quarter, following an uptick in new cases. Approximately 87% of the workforce has reported that it is fully vaccinated.
Financial Performance
•Cost of sales excluding depreciation of $31.0 million was higher by $2.1 million or 7% and $21.7 million or 233%, compared with the prior quarter and same prior year period, respectively. Excluding depreciation, cost of sales were higher compared with the prior quarter primarily as a result of timing of sales while operating costs were in line and higher compared to the same prior year period due to reduced activity levels from the underground operations being classified as care and maintenance during the first quarter 2021.
•Cost of sales, excluding depreciation, cash costs and AISC per ounce sold of $1,922, $1,886, and $2,376, were lower by 18%, 19%, and 14%, respectively, compared with the prior quarter, primarily due to higher production and sales volumes reducing cost of sales and cash costs by $550 per ounce sold, partially offset by higher costs associated with timing of sales of $137 per ounce sold. AISC per ounce sold included higher sustaining capital expenditures for the first quarter of $135 per ounce sold.
•Sustaining capital expenditures of $7.3 million included underground development of $6.8 million and other sustaining projects of $0.5 million. Expansion capital expenditures of $0.5 million primarily related to advancing detailed engineering and permitting for the Fayolle property.
Outlook
Gold production at the Westwood complex in 2022 is expected to be in the range of 55,000 to 75,000 ounces, assuming the safe re-start of two additional underground zones (Central and West) at the end of the second quarter 2022. Production levels are expected to continue increasing each quarter based on the planned ramp-up of the underground mine delivering higher grade ore, in addition to higher grade ore sourced from the Grand Duc open pit. Development rates are required to continue to increase month-over-month to achieve production guidance.
Towards the end of the first quarter, additional cost pressures emerged as discussed under “Outlook”. Despite these impacts, cash costs per ounce sold are expected to decrease each quarter with anticipated increases in production and sales. The current collective bargaining agreement with the Westwood union ends in November, with negotiations scheduled to start within 90 days before the end of the contract.
Brownfield Exploration- Westwood Area
Approximately 34,000 metres of underground and surface diamond drilling are planned in 2022. Surface drilling will focus on evaluating the resource potential between and adjacent to the Grand Duc and Doyon pits, while underground infill drilling will focus on supporting the continued ramp up of underground mining operations. Approximately 7,000 metres were completed in the first quarter 2022 including 1,500 metres in geotechnical drilling.
Fayolle Property
The Company is evaluating the potential development of the Fayolle deposit located 29 kilometres northwest of the Westwood complex. Pending permitting, the project may provide incremental feed to the Westwood complex. Detailed engineering, permitting, environmental studies and sampling activities are all ongoing. As part of the sampling activities, approximately 600 metres of geotechnical drilling was completed in the first quarter 2022.
Rouyn Gold Project
The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold project, located near Rouyn-Noranda. Under the terms of the purchase option agreement, the Company can acquire a 100% interest in the project by completing remaining scheduled cash payments totaling C$0.75 million and remaining exploration expenditures totaling approximately C$1.2 million by December 2022. At the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), after which the Company, at its election, can purchase a 100% interest in the project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
Approximately 5,500 metres of diamond drilling is planned in 2022 to further delineate the Lac Gamble and other selected targets to evaluate their resource potential and support a future initial mineral resource estimate, of which approximately 4,000 metres were completed in the first quarter 2022.
Côté District, Canada
The Côté District, located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit. The project is being developed by a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. (“SMM”) with the Company effectively owning a 64.75% interest in the associated land package. In July, 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	15

First quarter activities update
As of March 31, 2022, detailed engineering reached approximately 96.6% with plant civil and concrete deliverables principally completed and mechanical, piping, electrical and instrumentation continuing. Overall the Project was approximately 49% complete. The following provides an update on project activities for the first quarter 2022:

Project Activity	Update
Health and safety	The project surpassed 4.7 million hours with no lost time injuries. Our COVID-19 mandatory vaccination policy and monitoring programs remained in place.
Earthworks activities
Major earthworks continued with the main focus on ensuring key infrastructure is in place ahead of the spring thaw. Water realignment channel work continued. Foundation excavation and construction work progressed at the New Lake North Dam and Diversion Channel, the TMF East Starter Dam and the North Sedimentation Pond Dam, and excavation of the New Lake. The Haul Road 5 overpass arch construction was completed. Earthworks productivity improved over the quarter; however continued to lag due to COVID-19 absenteeism in January and February, lower productivity rates compared to plan as well as reduced equipment due to spare parts availability and other maintenance challenges.

Mining activities	Overburden pre-stripping and bulk rock excavation in the pit advanced and remained the primary focus during the period. Mine facilities construction has started with the truck wash and assay lab foundation preparation.
Processing plant	The concrete foundation work in the grinding area is nearing completion and should be completed in the second quarter, allowing for preparation of the commencement of structural and mechanical installation in this area. Structural steel erection in the high-bay grinding section of the building was completed. Installation of the pre-leach thickener has commenced. Leach tanks concrete foundation has been initiated and will be completed during the next period. Wall panel cladding installation has progressed with over 90% completed for the high bay building section including the roof of the plant.
Other activities and supply chain
Pole installation work on the 42 kilometre 115kV power line is ongoing focused on framing and setting structures. The camp has been switched to grid power. Fabrication activities continued to progress with shipping and deliveries of various elements to site. Major fabrication items such as the ball mill, cone crusher, gravity concentrator and thickeners, have been completed with shipments starting to arrive at site. The Company continues to closely monitor global logistics risks. Challenges in the global supply chain persist, which may be amplified by new waves of COVID-19, impacts from sanctions on trade with Russia and heavy rains recently impacting port operations in South Africa.

Permitting and sustainability	Following the receipt of the key provincial Environmental Compliance Authorization for operations permit in the fourth quarter 2021, remaining non-critical path permitting activities continue to progress and further permits are expected to be received during the remainder of the project. Community consultations and ongoing implementation of the impact benefit agreements signed with indigenous partners continue.
Operational readiness	Operational readiness continued to advance mainly focused on the recruitment and training processes, including for equipment operators, autonomous controllers and operations supervisors. Other key activities included the ongoing work related to the identification of spare parts requirements for critical equipment and procurement strategies for long lead-time items and key consumables.

COVID-19 Impact on Q1 2022
The rapid rise in cases in Ontario and other provinces had a negative impact on construction activities in the first quarter 2022. COVID-19 outbreaks during the holidays and in January forced a slower re-mobilization of the site workforce. Site staffing was approximately 60% of plan in the first part of January with a large number of infections including in the steel construction workforce. Site staffing continued to ramp up since then and by mid-February reached the project plan of approximately 750 to 850 personnel. A mandatory vaccination policy was introduced in January and, by February 1, 100% of the site personnel had at least one dose and 100% had two doses of a vaccine by April 1.
Batch Plant Update
As previously announced, a fire occurred in the concrete batch plant on February 24, 2022. The fire was extinguished and no injuries were reported. As a result of the fire, the plant was rendered inoperable and a mitigation plan was implemented. Initially, small concrete pours were sourced from local suppliers in Timmins and Sudbury. As of mid-March, small-to-medium sized pours were completed with a sourced mobile batch plant. The sequence of concrete pours during this period was optimized to partition or defer larger pours and to focus on minimizing the impact to the schedule’s critical path items. A replacement batch plant has been operational since mid-April 2022. The impact to the project schedule as a result of the batch plant fire is being incorporated into the ongoing schedule and project costs re-estimation work discussed below.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	16

Project Expenditures
The Company had incurred and expended costs of $130.0 million and $82.3 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) in the first quarter 2022 and $616.8 million and $494.1 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures and non-capital project costs summarized in the table below.

	Q1 2022	Q4 2021	Q1 2021[1]	Expenditures to date
Capital expenditures[1,2] ($ millions)	$78.5	$142.6	$48.4	$473.9
Non-capital costs[3]	3.8	4.6	1.1	20.2
Expended costs	82.3	147.2	49.5	494.1
Working capital adjustment[4]	47.7	(28.4)	17.6	122.7
Incurred costs	$130.0	$118.8	$67.1	$616.8
1.Capital expenditures prior to July 1, 2020 are not included in the Company’s portion of reported total project costs.
2.Capital expenditures include certain offsets including realized derivative gains of $4.3 million in the first quarter 2022. Capital expenditures exclude the realized gain of $2.2 million on the Target Accrual Redemption Forward ("TARF") and the forward contract with an extendible feature (see “Market Risks – Summary of Hedge Portfolio”).
3.Non-capital costs include ore mined costs recorded as stockpiles which totaled $0.2 million in the first quarter 2022.
4.Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset by an increase in sales taxes receivable.
Remaining Costs to Complete and Schedule
As previously disclosed, following the appointment of a new Executive Project Director in December 2021, a project cost, schedule, execution strategy and risk review (“project review and risk analysis”) commenced to assess the previously estimated costs and schedule, along with the evaluation of potential mitigation and/or optimization opportunities. This project review and risk analysis is continuing and is being undertaken by the Company's project team, EPCM contractor and technical experts.
On February 23, 2022, the Company announced that certain inflationary and other cost pressures had been identified impacting earthworks, electrical and instrumentation components, operations spare parts, key consumables, freight costs, indirect costs and EPCM services resulting in projected remaining costs to completion at that time to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.
The Company's previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (estimated at a USDCAD exchange rate of 1.30). In the first quarter 2022, the Company expended $82 million.
Based on the ongoing analysis, assessment and preliminary information available to date, including provisions for certain commodities escalation, contingencies and other risk ("contingencies"), the Company currently estimates that its share of the remaining project costs to completion as of April 1, 2022 could be between approximately $1,200 to $1,300 million, net of leases (previous project costs estimate at USDCAD 1.30 and estimated increase at USDCAD 1.25). This range includes between approximately $100 million to $150 million in contingencies. Accordingly, the Company is withdrawing its 2022 and 2023 Côté Gold project costs guidance and cautions that this is a preliminary estimate.
In addition, based on the preliminary results, the timing of commercial production is expected to be extended to approximately the end of 2023, which, while consistent with previous guidance (second half of 2023), represents a four to five month delay resulting from certain factors including lower contractor productivity rates, weather, COVID absenteeism in January and February 2022 and the impact from the batch plant fire.
The Côté Gold project is being developed with the background of COVID-19, inflation and global events and their impact including on the global supply chain, labour availability, productivity and rates, costs of materials, commodities and consumables. The preliminary estimated updated costs to completion, excluding contingencies, result from additional costs and schedule impacts in the cost categories noted below and include COVID-19 related impacts and delays as well as inflation impacts:
•Earthworks: associated with scope gaps, lower than expected productivity as a result of an overestimation of earth moving equipment efficiencies based on geotechnical data and scope gaps in additional dams and dewatering (approximately 25% of the increase);
•Processing plant and infrastructure: associated with scope gaps relating to the processing plant, underestimation of winter concrete and steel costs, impacts on the underground utility construction and received bids for the SMPEI packages (approximately 25% of the increase);
•Indirects: associated impacts from increased project costs and schedule extension including EPCM, owner's costs, mining, operations readiness and other indirect costs (approximately 40% of the increase); and
•Others including procurement: (approximately 10% of the increase).
Discussions with SMM are ongoing to assess and review the preliminary estimate and the expected extension of the start of commercial production.
As part of this work, a study by an independent capital project management service company estimated direct and indirect COVID-related impacts, on to date and future project costs, in the areas of procurement, construction contracts, service and camp contracts, EPCM impacts, and total owners costs (including operational readiness) to be in the range of approximately $150 to $300 million (on a 70% basis at USDCAD of 1.30).

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	17

The Company intends to provide a detailed updated costs and schedule estimates review before the end of the second quarter, once the ongoing project review, risk analysis and re-estimation work is completed. The results of the ongoing re-estimation work will also include a re-analysis of the project ramp up assumptions and other project metrics including operating costs, which the Company expects will increase, based on headcount assumptions and to better capture the current pricing environment for consumables and increased labour rates. The Board has also retained an independent technical consultant to assist with their review of the results of the project review and risk analysis.
In the last number of months, the Côté Gold project has seen significant changes in leadership and oversight, both at the project level and corporate level. Since the appointment of a new Executive Project Director, teams have been strengthened to target deficiencies while leveraging knowledge, experience and team integration between the owners team, EPCM contractor, and the various other project contractors.
The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, weather, potential labour disruptions and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.
Gosselin Zone
The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 16,000 metres of diamond drilling is planned in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor. Approximately 4,300 metres were completed in the first quarter 2022.
During the first quarter 2022, the Company announced remaining assay results from its 2021 delineation diamond drilling program at the Gosselin zone confirming expected grades within the modelled resource, and in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022).
Additional technical studies are planned which will include: a sampling program to advance future metallurgical test work to evaluate comminution characteristics and gold recoveries over a range of ore types and grades, mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin deposit resources into future Côté Gold life-of-mine plans, and commencing the collection of additional baseline data to support future permitting requirements.
Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold project and the Monster Lake project.
Nelligan Gold Project
The Nelligan Gold project is located approximately 40 kilometres south of the Chapais – Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc. The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project. Approximately 5,500 metres of diamond drilling is planned in 2022 to support the completion of an updated resource estimate expected in 2022, of which approximately 3,400 meters were completed if the first quarter 2022.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	18

South America

Rosebel District, Suriname
The Rosebel District includes the Rosebel open pit mine located 85 kilometres south of the capital city of Paramaribo, Suriname and the Saramacca open pit satellite mine, a higher grade deposit located 25 kilometres from the Rosebel operations. The Company owns 95% of the gross Rosebel mining concession. Rosebel owns 70% of certain specified concession areas including Saramacca.
Rosebel Mine (IAMGOLD interest – 95%)1

	Q1 2022	Q4 2021	Q1 2021
Key Operating Statistics
Ore mined[2] (000s t)	1,588	2,194	1,247
Waste mined[2] (000s t)	11,128	11,594	8,910
Material mined[2] (000s t) – total	12,716	13,788	10,157
Strip ratio[2,3]	7.0	5.3	7.1
Ore milled (000s t) – Rosebel	1,555	1,461	1,640
Ore milled[2] (000s t) – Saramacca	757	988	908
Ore milled[2] (000s t) – total	2,312	2,449	2,548
Head grade[2,4] (g/t)	0.81	0.78	0.79
Recovery[2] (%)	91	86	88
Gold production[2] (000s oz) – 100%	55	53	57
Gold production[1] (000s oz) – owner operator	49	44	49
Gold production (000s oz) – attributable 95%	46	42	47
Gold sales[1] (000s oz) – owner operator	49	50	45
Average realized gold price[5] ($/oz)	$1,886	$1,795	$1,752
Financial Results ($ millions)[1]
Revenues[8]	$91.6	$88.2	$78.8
Operating costs	(58.0)	(69.0)	(50.5)
Royalties	(5.8)	(5.4)	(5.5)
Cash costs[5,6]	$(63.8)	$(74.4)	$(56.0)
Other mine costs[7]	(2.7)	(20.0)	(0.1)
Cost of sales[8]	$(66.5)	$(94.4)	$(56.1)
Sustaining capital expenditures[5,9]	(20.5)	(13.3)	(7.6)
Other costs and adjustments[10]	0.4	18.1	(1.6)
AISC[5]	$(86.6)	$(89.6)	$(65.3)
Expansion capital expenditures[5,11]	$(6.0)	$(17.1)	$(10.8)
Performance Measures[12]
Cost of sales excluding depreciation ($/oz sold)	$1,369	$1,922	$1,244
Cash costs[5] ($/oz sold)	$1,315	$1,514	$1,244
AISC[5] ($/oz sold)	$1,784	$1,824	$1,450
1.Rosebel at 100% and Saramacca at 70%, as included in the consolidated interim financial statements, unless otherwise stated.
2.Includes Saramacca at 100%.
3.Strip ratio is calculated as waste mined divided by ore mined.
4.Includes head grade / tonne for the first quarter 2022 related to the Rosebel concession of 0.78 g/t and the Saramacca concession of 0.86 g/t (fourth quarter 2021 - 0.70 g/t and 0.91 g/t respectively; first quarter 2021 – 0.62 g/t and 1.11 g/t respectively).
5.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
6.Cash costs includes by-product credit.
7.Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the first quarter 2022 of $2.6 million (fourth quarter 2021 - $20.0 million; first quarter 2021 - $nil) and the exclusion of by-product credits.
8.As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
9.Includes sustaining capitalized stripping for the first quarter 2022 of $12.5 million (fourth quarter 2021 - $nil; first quarter 2021 - $nil).
10. Other costs and adjustments exclude the non-cash long-term portion of stockpile inventory NRV write-downs for the first quarter 2022 of $2.6 million (fourth quarter 2021 - $20 million; first quarter 2021 - $nil) and include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
11. Includes expansion capitalized stripping for the first quarter 2022 of $3.5 million (fourth quarter 2021 - $10.3 million; first quarter 2021 - $7.3 million).
12. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	19

Operational Insights
•Rosebel achieved attributable gold production of 46,000 ounces, 10% higher than the prior quarter, benefiting from improved recovery and head grades, partially offset by lower throughput.
•Material mined of 12.7 million tonnes was 8% lower compared with the prior quarter as waste stripping activities lagged earlier in the quarter with a ramp up in March including as a result of the continued challenge of managing pit intrusions by illegal miners. Additional hauling vehicles allocated to Saramacca increased soft ore availability for the mill feed and reduced reliance on lower grade stockpiles. The grade mined at Saramacca continued to be lower than reserve grade due to the phase that is currently mined. The completion of a haul road in progress is expected to provide access to the higher grade phases in the fourth quarter 2022.
•Pit design optimization provided a second access ramp at the Pay Caro pit, a key ore source for 2022 which will provide operational flexibility.
•Mill throughput achieved 2.3 million tonnes, 6% lower than the prior quarter, at an average head grade of 0.81 g/t impacted by mill maintenance work, including re-lining of the SAG mill. In terms of mill feed, Rosebel provided 37% with an average head grade of 0.94 g/t, Saramacca provided 30% with an average head grade of 0.89 g/t and the remaining 33% was sourced from lower grade ore stockpiles with an average head grade of 0.58 g/t.
•Mill recovery of 91% was 6% higher than the prior quarter, benefitting from improvements to the carbon adsorption/desorption circuit completed at the end of 2021.
•The COVID-19 situation at the site and in Suriname has stabilized during the quarter, following an increase in new cases in January 2022. The site continues to monitor and implement mitigating measures to reduce the impact, including actively engaging in community-related initiatives. Approximately 46% of the workforce is fully vaccinated.
•Increased disruptions of operations as a result of illegal miners were experienced during the first quarter 2022. The Company has been collaborating with the government task force assigned to manage the security situation at the site and continues its efforts to determine a long-term solution including extending its collaboration efforts to include village communities and other stakeholders surrounding the mine site.
•The West bypass road at Saramacca was completed during the quarter and construction activities related to the dewatering wells continued to progress. The dewatering wells and other earthworks activities, including slope remediation and the East bypass road, are expected to be completed in the second quarter 2022.
Financial Performance
•The Company recorded a long-term non-cash ore stockpile and finished goods inventories NRV write-down of $3.5 million. Of the total NRV write-down, $2.6 million was included in operating costs, which had an impact of $53 per ounce sold for the first quarter 2022. The NRV write-down is primarily due to a decrease in the average grade of the long-term stockpiles and is excluded from cash costs and AISC per ounce sold.
•Cost of sales excluding depreciation of $66.5 million was lower by $27.9 million or 30% and higher by $10.4 million or 19%, compared with the prior quarter and same prior year period, respectively. Excluding depreciation and the net impact of NRV write-downs, compared with the prior quarter, cost of sales was lower resulting from lower mine volumes in the first quarter. Excluding depreciation and the net impact of NRV write-downs, compared with the same prior year period, cost of sales was higher as a result of higher operating costs related to higher mining activity as well as timing of sales, partially offset by higher capitalized stripping.
•Cost of sales, excluding depreciation, cash costs and AISC per ounce sold of $1,369, $1,315 and $1,784, were lower by 29%, 13% and 2%, respectively, compared with the prior quarter, primarily due to lower operational waste stripping of $116 per ounce sold. Higher sales volume lowered per ounce sold costs by approximately $154. AISC per ounce sold included higher sustaining capital expenditures for the first quarter of $148 per ounce sold compared to the prior quarter primarily as a result of higher stripping costs.
•Capitalized stripping of $16.0 million was higher by $5.7 million or 55% compared to the prior quarter, due to higher activity levels to access future production phases. In the first quarter 2022, $12.5 million of capitalized stripping was categorized as sustaining capital (fourth quarter 2021 - $nil) and $3.5 million was categorized as expansion capital (fourth quarter 2021 - $10.3 million).
•Sustaining capital expenditures, excluding capitalized stripping, of $8.0 million included capital spares of $3.0 million, mill equipment of $1.9 million and other sustaining projects of $3.1 million. Expansion capital expenditures excluding capitalized stripping of $2.5 million included the Saramacca project and other expansion projects.
Outlook
Attributable gold production at Rosebel in 2022 is expected to be in the range of 155,000 to 180,000 ounces. Production is expected to be lower in the first half of the year due to expected impacts of the seasonal rains mainly impacting the second quarter. Initiatives are in place to mitigate the adverse impacts of excessive rainfall on soft ore feed, including increased direct hauling of soft ore to the mill.
Towards the end of the first quarter, additional cost pressures emerged as discussed under “Outlook”. Rising oil prices continue to be partially mitigated by the existing hedge program. The Company also expects higher power costs, which have links to the price of gold and oil. The collective labour agreement expires in August 2022 and negotiations for a new agreement are scheduled to commence in the third quarter and have, in the past, been prolonged and, at times, disruptive to the operations.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	20

The Government of Suriname continues to be under pressure to resolve its economic situation and has proposed certain measures which may negatively impact the financial condition of the Company. The Company is in discussions in respect of such proposed measures.
Brownfield Exploration
Approximately 25,000 metres of diamond and RC drilling are planned in 2022 to improve resource confidence, target resource expansions and continue to explore certain exploration targets. During the first quarter 2022, approximately 4,200 metres were completed.
Exploration
In the first quarter 2022, expenditures for exploration and project studies totaled $10.0 million compared with $11.1 million in the prior quarter and $10.4 million in the same prior year period, of which $8.2 million was expensed and $1.8 million was capitalized. During the quarter, drilling activities on active projects and mine sites totaled approximately 41,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Quarterly Updates". The Company's exploration expenditures guidance for 2022 is $35 million.

($ millions)	Q1 2022	Q4 2021	Q1 2021
Exploration projects – greenfield	$6.9	$5.6	$5.5
Exploration projects – brownfield[1]	3.1	5.5	4.9
	$10.0	$11.1	$10.4
1.Exploration projects - brownfield for the first quarter 2022 included near-mine exploration and resource development of $1.8 million (fourth quarter 2021 - $3.0 million, first quarter 2021 - $3.1 million).
FINANCIAL CONDITION

Liquidity and Capital Resources
As at March 31, 2022, the Company had $519.5 million in cash and cash equivalents, $4.9 million in short-term investments and net debt1 of $6.5 million. Approximately $498 million was available under the Company’s secured revolving credit facility (“Credit Facility”) resulting in available liquidity1 at March 31, 2022 of $1.0 billion. Restricted cash in support of environmental closure costs obligations related to Essakane totaled $41.2 million. The following sets out the change in cash balance from December 31, 2021 to March 31, 2022:
Current assets as at March 31, 2022 were $947.3 million, down $3.8 million compared with December 31, 2021. The decrease was due to lower cash and cash equivalents ($25.4 million), inventories ($5.1 million) and short term investments ($2.7 million), offset by higher receivables and other current assets ($29.4 million). Current liabilities as at March 31, 2022 were $605.1 million, up $23.4 million compared with December 31, 2021. The increase was due to increases in accounts payable and accrued liabilities ($43.1 million) primarily related to Côté Gold, income taxes payable ($20.1 million) and current portion of provisions ($2.9 million), partially offset by a decrease in the current portion of deferred revenue ($46.7 million) in connection with the Company’s 2019 gold sale prepayment arrangement (the "2019 Prepay Arrangement") being recognized in revenue as it settles in equal monthly physical gold deliveries of 12,500 ounces in 2022.

______________________________
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	21

The following table summarizes the Company's long-term debt:

($ millions)	March 31,	December 31,	March 31,
	2022	2021	2021
5.75% senior notes	$447.0	$445.7	$441.7
Equipment loans	16.5	18.7	25.0
	$463.5	$464.4	$466.7
1.Includes principal and interest payments for the 5.75% senior notes and equipment loans in $ millions and does not include the repayment of the 2019 Prepay Arrangement and the 2022 Prepay Arrangements (defined below) which will be physically settled in 2022 and 2024, respectively.
Senior notes
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
Credit Facility
The Company has a $500 million Credit Facility, which was entered into in December 2017 and amended including in February 2021, to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit. As at March 31, 2022, the Company had letters of credit in the amount of $1.8 million issued under the Credit Facility to guarantee certain environmental indemnities and $498.2 million was available under the Credit Facility. The unincorporated Côté Gold joint venture ("Côté Gold UJV") requires its joint venture partners to fund three months of future expenditures. The Company drew down $100 million on the Credit Facility on April 29, 2022 to prepare for Côté Gold cash calls during the remainder of the second quarter while the Company was completing certain cash repatriation initiatives, including a dividend declared and paid by Essakane in April 2022.
Leases
At March 31, 2022, the Company had lease obligations of $62.5 million at a weighted average borrowing rate of 4.93%.
On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, expected to be delivered over the course of 2022 and 2023, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement, reflecting its pro rata interest in the Côté Gold UJV.
Equipment loans
At March 31, 2022, the Company had equipment loans with a carrying value of $16.5 million secured by certain mobile equipment, with interest rates between 5.23% and 5.95% and which mature in 2024. The equipment loans are carried at amortized cost on the consolidated balance sheets. On March 31, 2022, the Company entered into an amendment to increase the equipment loan facility by $6.2 million on similar terms. The equipment loan facility has an availability period of six months and no draws occurred as at March 31, 2022.
Prepay arrangements
During 2019, the Company entered into the 2019 Prepay Arrangement with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce at a cost of 5.38% per annum. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. The first 37,500 ounces were delivered into this prepay arrangement in the first quarter 2022 and the Company received $7.5 million in cash in relation to the collar.
During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces over the course of 2024. The 2022 Prepayment Arrangements have the effect of rolling the 2019 Prepay Arrangement from 2022 to 2024 after the completion of the construction of Côté Gold. The Company received $59.0 million during the first quarter 2022 pursuant to the 2022 Prepay Arrangements.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	22

Uncollateralized surety bonds and performance bonds
As at March 31, 2022, the Company had (i) C$215.8 million ($172.9 million) of uncollateralized surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold, up $2.8 million compared with December 31, 2021; and (ii) C$39.1 million ($31.3 million) of uncollateralized performance bonds in support of certain obligations related to the construction of Côté Gold, up $0.4 million compared with December 31, 2021. The Company expects that the uncollateralized surety bonds in support of the Doyon division will have to be increased to support the updated environmental closure cost obligations in the updated closure plan once such closure plan has been approved by the applicable regulatory authorities.
Derivative contracts
In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure through derivatives. See "Market Risk – Summary of Hedge Portfolio" for information relating to the Company’s outstanding derivative contracts including the derivative contracts associated with Côté Gold.
Liquidity Outlook
Based on the information currently available, the Company’s cash and cash equivalents balance, the net cash expected to be generated by the Company’s operations in the next twelve months and undrawn amounts of the Credit Facility are expected to be sufficient to continue to fund the construction of Côté Gold, to meet obligations and to fund planned investing activities at the Company’s existing operations for approximately the next twelve months. The Company expects that the change in the remaining costs to complete and schedule of the Côté Gold project (see “Côté Gold Project - Remaining Costs to Complete and Schedule”) will result in the Company requiring additional financing in 2023, in addition to its existing Credit Facility, to complete the construction of Côté Gold.
The Company is, therefore, actively investigating measures to increase its liquidity and capital resources including additional debt or equity financing, strategically disposing of assets or pursuing joint-venture partnerships. Management expects to be able to implement financing solutions, however, there can be no certainty that the Company will be successful in achieving such solutions in time and/or at terms that are favourable to the Company. In the event that financing is not available promptly and/or upon acceptable terms, the Company may need to amend or adjust its investing plans at the operations and/or its plans for construction of the Côté Gold project. The Company’s operating cash flows from its existing mines are highly dependent on the price of gold and future changes in the price of gold will therefore impact financial performance. Readers are encouraged to read the “Caution Regarding Forward Looking Statements” and the “Risk Factors” sections contained in the Company’s 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and the “Caution Regarding Forward Looking Statements” and “Risk and Uncertainties” section of the MD&A.
Contractual Obligations
As at March 31, 2022, contractual obligations with various maturities were approximately $1.3 billion, primarily comprising expected future contractual payments of long-term debt, purchase obligations, capital expenditures obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations above. Details of these contracts are included in "Market Risk - Summary of Hedge Portfolio".
Cash Flow

($ millions)	Q1 2022	Q4 2021	Q1 2021
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$142.3	$67.5	$101.7
Investing activities	(160.5)	(263.3)	(63.3)
Financing activities	(7.5)	0.4	(14.2)
Effects of exchange rate fluctuation on cash and cash equivalents	0.3	(1.8)	(2.7)
Increase (decrease) in cash and cash equivalents	(25.4)	(197.2)	21.5
Cash and cash equivalents, beginning of the period	544.9	742.1	941.5
Cash and cash equivalents, end of the period	$519.5	$544.9	$963.0
Operating Activities
Net cash from operating activities for the first quarter 2022 was $142.3 million, an increase of $74.8 million from the prior quarter, primarily due to higher net cash earnings ($47.3 million), proceeds from the 2022 Prepay Arrangements ($59.0 million), partially offset by deferred revenue recognized on the 2019 Prepay Arrangement ($48.8 million) and a net inflow from working capital movements ($16.9 million).
Compared with the first quarter 2021, the increase of $40.6 million in net cash from operating activities was primarily due to higher net cash earnings ($37.3 million), proceeds from the 2022 Prepay Arrangements ($59.0 million), partially offset by deferred revenue recognized on the 2019 Prepay Arrangement ($48.8 million) and a net outflow from working capital movements ($10.8 million).

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	23

Investing Activities
Net cash used in investing activities for the first quarter 2022 was $160.5 million, a decrease of $102.8 million from the prior quarter, primarily due to a decrease in capital expenditures for property, plant and equipment mainly due to lower expenditures at Côté Gold as a result of timing of construction activities ($63.0 million), lower borrowing costs paid as interest on the Notes was paid on October 15th ($20.6 million), partially offset by proceeds received from the disposal of marketable securities ($7.8 million). The prior quarter’s investing activities also included the acquisition of a royalty interest by the Company's subsidiary, EURO Ressources S.A., ($7.2 million) and an increase to restricted cash in support of environmental closure cost obligations at Essakane ($6.0 million).
Compared with the first quarter 2021, net cash used in investing activities increased by $97.2 million, primarily due to an increase in capital expenditures for property, plant and equipment mainly due to increased spending at Côté Gold and Essakane ($66.4 million), partially offset by proceeds received from the disposal of marketable securities ($7.8 million). The Company also received the proceeds from the sale of 33 royalties ($35.7 million) in the first quarter 2021.
Financing Activities
Net cash used in financing activities for the first quarter 2022 was $7.5 million, an increase of $7.9 million from the prior quarter, primarily due to a decrease in interest paid ($7.6 million).
Compared with the first quarter 2021, net cash used in financing activities decreased by $6.7 million, primarily due to a decrease in dividends paid to non-controlling interest ($4.3 million), a decrease in other financing activities ($1.2 million) and an increase in cash received from the exercise of stock options ($1.0 million).
Mine-Site Free Cash Flow1
First quarter 2022 mine site free cash flow was $87.5 million, up $ $75.2 million from the prior quarter, primarily due to higher operating cash flow at Essakane ($55.9 million) mainly due to higher sales volume and average realized gold price, Rosebel ($11.0 million) mainly due to higher average realized gold price and lower operating costs, and Westwood ($8.5 million) mainly due to higher sales volume and average realized gold price, partially offset by higher capital expenditures at Westwood ($2.4 million).
First quarter 2022 mine site free cash flow was down $2.0 million from the same prior year period, primarily due to higher capital expenditures at Essakane ($28.8 million) and Rosebel ($8.1 million), partially offset by higher operating cash flow at Essakane ($27.5 million) and Westwood ($10.4 million) mainly due to higher sales volume and average realized gold price.
Market Trends
Global Financial Market Conditions and Gold Price
The spot price of gold at the end of the first quarter 2022 was $1,942 per ounce and gold traded in a range of $1,791 to $2,050 per ounce during the first quarter 2022.
The price of gold is a key driver of the Company’s profitability. The average and closing spot gold price and the Company’s average realized gold price in the first quarter 2022, prior quarter and the same prior year period are set out below. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. See "Market Risk" for more information.

	Q1 2022	Q4 2021	Q1 2021
Average market gold price ($/oz)	$1,877	$1,795	$1,794
Average realized gold price[1,2] ($/oz)	$1,813	$1,794	$1,781
Closing market gold price ($/oz)	$1,942	$1,806	$1,691
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2.Average realized gold price was $1,884 excluding the impact of the 2019 Prepay Arrangement.

______________________________
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	24

Inflation
Inflationary pressures continue to emerge reflecting continued supply-demand imbalances, the impact of rising energy prices across supply chains and increasing expectations of higher prices. Annualized inflation rates observed in major developed economies indicate that 2022 rates of inflation are likely to overshoot the stated inflation targets of key central banks, which in turn is expected to result in interest rates reverting to higher levels thereby increasing overall costs of borrowing in the near-term.
Pressures from freight costs, although easing slightly from the elevated levels of 2020-2021, persist with increased demand on shipping companies, the continued backlogs at container handling ports and the recent lockdowns instituted at major ports in China. Increased energy cost pressures continue to impact the price of steel and the manufacturing cost of shipping containers, other consumables and spare parts. Additional cost escalation pressures emerged, towards the end of the first quarter, arising from the sanctions on trade with Russia which have constricted global supply in several key consumables, such as oil, ammonium nitrate, grinding media, lime and cyanide.
Currency and Oil Prices
The U.S. dollar is the Company’s functional currency. The Company's revenues are primarily denominated in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices.
The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy was designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. See "Market Risk".
The Company has minimal residual exposure to euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros.
The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company’s hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. See "Market Risk".

	Q1 2022	Q4 2021	Q1 2021
Average rates
USDCAD	1.2663	1.2606	1.2661
EURUSD	1.1217	1.1436	1.2053
Closing rates
USDCAD	1.2483	1.2656	1.2572
EURUSD	1.1096	1.1377	1.1743
Average Brent price ($/barrel)	$98	$80	$61
Closing Brent price ($/barrel)	$108	$78	$64
Average WTI price ($/barrel)	$95	$77	$58
Closing WTI price ($/barrel)	$100	$75	$59
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2022 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$7	$7	$7
Oil price	$10/barrel	$15	$15	$19
USDCAD	$0.10	$19	$19	$29
EURUSD	$0.10	$14	$14	$23
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures". Cash costs and AISC per ounce of gold sold consist of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
2.Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Currency Exchange Rate Risk
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural off-set to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	25

Oil Contracts and Fuel Market Price Risk
Brent and WTI are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Gold Contracts and Market Price Risk
The Company’s primary source of revenue is gold. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Summary of Hedge Portfolio
At March 31, 2022, the Company’s outstanding foreign currency and oil derivative contracts were as follows:

	2022	2023	2024
Foreign Currency[1]
Canadian dollar contracts[2] (millions of C$)	459	185	120
Rate range (USDCAD)	1.28 – 1.48	1.30 – 1.46	1.32
Hedge ratio[3]	52%	29%	14%

Commodities[4]
Brent oil contracts (thousands of barrels)	390	428	270
Contract price range ($/barrel of crude oil)	50 – 65	41 – 65	41 – 55
Hedge ratio[3]	65%	56%	36%

WTI oil contracts (thousands of barrels)	434	473	270
Contract price range ($/barrel of crude oil)	38 – 62	36 – 60	38 – 50
Hedge ratio[3]	82%	73%	39%

1. 2022 Canadian dollar hedges excludes Canadian dollars on hand which functions as a natural hedge for the Company’s 2022 Canadian dollar expenditures.
2.The Company previously executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2022 through 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2022 includes the TARF and forwards with an extension feature discussed below. The Company expects the TARF will be exercised 12 times in 2022 and therefore will terminate after 12 months and that the forwards with an extension feature will be exercised. Includes hedged exposure at Côté Gold in 2022, 2023 and 2024, with a hedge ratio of 68%, 41% and 24%, respectively.
3.The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and its corporate office, and Canadian dollar capital expenditures at Côté Gold during the construction period (based on previous cost guidance), future estimated uses of commodities and future estimated production. Outstanding derivative contracts are allocated based on a specified allocation methodology.
4.The Company previously executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2022 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price. Includes hedged exposure for WTI at Côté Gold in 2022 and 2023, with a hedge ratio of 90% and 44%, respectively.
In connection with the construction of Côté Gold, the Company entered into a TARF structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:
•On any monthly option fixing date, if the USDCAD exchange rate is below the strike price of 1.30675, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.
•On any monthly option fixing date, if the USDCAD exchange rate is above the strike price of 1.30675, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.
•The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below 1.30675, the arrangement will terminate. The contract was exercised in January, February, March and April while the USDCAD was below 1.30675, meaning that there are 8 knockouts remaining.
•The Company realized a gain of $1.0 million in the first quarter 2022 on the TARF which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).
In connection with the construction of Côté Gold, the Company entered into a forward contract with an extendable feature to purchase CAD$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase CAD$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023. The Company realized a gain of $1.2 million in the first quarter 2022 on this contract which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	26

At March 31, 2022, the Company’s outstanding gold bullion contracts and gold sale prepayment arrangements were as follows:

	Put	Call	2022	2023	2024
	Weighted average $/ounce		Thousands of ounces
Zero cost collars	1,711	2,366	28	93	—
Zero cost collars	1,850	1,990	—	75	—
Subtotal gold bullion contracts			28	168	—

2019 Prepay Arrangement	1,300	1,500	113	—	—
2022 Prepay Arrangements – collar	1,700	2,100	—	—	100
2022 Prepay Arrangements – forward	1,753	—	—	—	50
Subtotal gold sale prepay arrangements			113	—	150
Total[1]			141	168	150
1.The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2022 and 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price. In the quarter, the Company executed gold collar options with an average price range of $1,850 to $1,990 for 75,000 ounces. The Company executed subsequent to the quarter end additional gold collar options with an average price range of $1,850 to $2,183 for 30,000 ounces.
The Company’s cost metrics were impacted as follows by realized derivative gains and losses:

	Q1 2022	Q4 2021	Q1 2021

Cost of sales per ounce sold before hedging	$1,080	$1,629	$1,080
Realized derivative gains per ounce sold	44	32	5
Cost of sales per ounce sold	$1,035	$1,597	$1,075

Cash cost per ounce sold before hedging	$1,061	$1,217	$1,077
Realized derivative gains per ounce sold	44	32	5
Cash cost per ounce sold	$1,017	$1,184	$1,073

AISC per ounce sold before hedging	$1,537	$1,573	$1,249
Realized derivative gains per ounce sold	47	35	11
AISC per ounce sold	$1,490	$1,537	$1,238
Figures may not be calculated based on amounts presented in this table due to rounding.
Shareholders' Equity

Number issued and outstanding (millions)	March 31, 2022	May 2, 2022
Common shares	478.9	478.9
Share options[1]	5.5	5.5
1.Refer to note 26 of the consolidated interim financial statements for all outstanding equity awards.
QUARTERLY FINANCIAL REVIEW

	2022	2021				2020
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$356.6	$294.6	$294.1	$265.6	$297.4	$347.5	$335.1	$284.6
Net earnings (loss) from continuing operations[1]	$31.8	$(204.0)	$(72.5)	$(0.3)	$21.7	$68.0	$(7.7)	$27.3
Net earnings from discontinued operations	$—	$—	$—	$—	$—	$4.1	$—	$—
Net earnings (loss) attributable to equity holders	$23.8	$(194.1)	$(75.3)	$(4.5)	$19.5	$63.1	$(11.6)	$25.5
Basic and diluted earnings (loss) per share attributable to equity holders	$0.05	$(0.41)	$(0.16)	$(0.01)	$0.04	$0.13	$(0.02)	$0.05
1.In the fourth quarter 2021, net loss from continuing operations was higher primarily due to an impairment charge recorded in respect of Rosebel.
The reasons for the variances between the current year-to-date operating performance compared with the prior year year-to-date operating performance are similar to the reasons explained for the variances between the current quarter and prior year quarter operating performance and discussed in more detail above.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	27

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2021 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Interim CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2021 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated interim financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated interim financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2021 by the Company’s management, including the Interim CEO and CFO. Based on this evaluation, management, including the Interim CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2022 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the Interim CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated interim financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2021.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a “qualified person” as defined by NI 43-101.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	28

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial, operational and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading "Cautionary Statement Regarding Forward-Looking Information".
Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated interim financial statements and related notes for the three months ended March 31, 2022. The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
The principal risks and uncertainties to the Company’s business, financial condition, and results of operations that were identified by management as new or elevated in the first quarter 2022 are described above under "Market Risk" and below. Readers are cautioned that no ERM framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated. As such, there may be additional new or elevated risks to the Company in the first quarter 2022 that are not described below.
For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in each of the Company’s annual information form dated February 23, 2022 ("AIF") and the audited consolidated financial statements and the MD&A for the year-ended December 31, 2021, as filed with Canadian securities regulatory authorities at www.sedar.com and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.
Security
Based on recent militant activity, the security environment remains volatile in the Sahel region of Burkina Faso, particularly where the Company’s Essakane mine is located. As a result, the Company believes there is an elevated risk to its operations, assets and personnel in the region for the foreseeable future. Supply chains and transit routes on national roads leading to and from the mine site remain particularly exposed to elevated risks of militant attacks. The Company continues to adjust its operating activities in response to the prevailing security situation as the safety and security of the Company’s personnel and physical assets are of paramount concern. An actual, potential or threatened terrorist attack on the Essakane mine and/or personnel and/or supplies on travel routes could have a material adverse effect on the Company’s business, operations, and financial condition.
The Company’s Rosebel mine in Suriname continues to experience disruptions in its operations due to increased illegal mining activities in close proximity to and at the mine. It is difficult for the Company to control access to concessions due to the size thereof and the geographical characteristics and topography of the site. The presence of illegal miners may cause security concerns for the Company’s employees and contractors, as well as the illegal miners themselves, and can cause disruptions to mine operations and damage to the Company’s property. Such artisanal and illegal mining activities could have a material adverse effect on the Company’s business, operations, and financial condition. Existing legislation in Suriname is outdated with respect to the management of illegal miners and enforcement thereof has been lax, which may continue to have a negative impact on the Company’s operations in Suriname. In response to the increased illegal mining activities at Rosebel, the Company is continuing its efforts to work with government authorities and collaborate with village communities and other stakeholders surrounding the mine site.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	29

Supply chain disruptions and costs
The Company’s geographically diversified supply chain is critical for a number of input commodities and equipment at the Company’s operations. Limited transportation capacity, lack of available personnel, freight traffic restrictions, increased freight costs, shortage of containers and an increase in the costs thereof, and the implementation of alternative sourcing strategies could result in increased input costs and/or varying quality and/or longer lead times in the Company’s supply chain, including for critical spares, consumables and equipment necessary for ongoing operations and to complete the construction of Côté Gold. Challenges to global supply chains have increased in recent months, particularly due to the ongoing Russian invasion of Ukraine. A shortage of, or inability to timely procure such input commodities, equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and on the costs and timely completion of its Côté Gold project.
Liquidity
The Company expects that the change in the remaining costs to complete and schedule of the Côté Gold project (see “Côté Gold Project - Remaining Costs to Complete and Schedule”) will result in the Company requiring additional financing in 2023, in addition to its existing Credit Facility which matures in January 2025, to complete the construction of Côté Gold. The availability of capital to the Company and the cost of capital are subject to general economic conditions and lender and investor interest in the Company and its projects. There can be no certainty that the Company will be successful in obtaining additional financing arrangements or any extension of or amendments to its current financial arrangements on terms and/or conditions that are favourable to the Company, or at all. Failure to obtain the financing necessary to execute the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production at any or all of the Company’s properties including the development of Côté Gold. A significant increase in the level of indebtedness of the Company could potentially have adverse consequences, including on the Company’s ability to repay its obligations and there can be no assurance that it will be able to continue to do so. If an event of default under the Credit Facility occurs, the Company would be unable to draw down further on the Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the Credit Facility may also give rise to an event of default under existing and future debt/financing agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. The inability of the Company to increase its liquidity and capital resources could have a material adverse effect on its business, financial condition and results of operations.
Asset Valuations
At the end of each reporting period, in accordance with IFRS, the Company reviews the carrying amount of its property, plant and equipment, exploration and evaluation assets and cash generating units ("CGUs") to determine whether there is any indication of impairment or reversal of previously recognized impairment. When an indicator is identified, the Company will perform an impairment test. An impairment test requires the Company to determine the recoverable amount of the CGU. The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal and value-in-use. If the carrying amount of the CGU exceeds its recoverable amount, an impairment charge is recorded against long-lived assets in the CGU.
The Company reviewed the Côté Gold CGU for impairment indicators as at March 31, 2022 due to the ongoing process of completing a risk analysis of the costs and schedule of construction which is resulting in a re-baseline of costs and schedule estimates. Based on the fact that the work is ongoing and the preliminary results, the Company determined that there was no indication of impairment. However, the Company expects that the completion of the updated project costs and schedule and the ongoing review of project metrics and future operating costs could potentially be indicators of impairment. Upon completion of the ongoing risk analysis and re-estimation work, the Company will perform a further assessment to determine if there is an indicator of impairment (see “Côté Gold Project - Remaining Costs to Complete and Schedule”). Management uses various assumptions and estimates to determine the recoverable amount of a CGU which are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic and market conditions, which may affect the fair value of the Company’s property, plant and equipment, exploration and evaluation assets and CGUs resulting in either an impairment charge or reversal of previously recognized impairment. Certain of management’s assumptions and estimates may be subjective and it is possible that actual future cash flows could be significantly different than those estimated.
NON-GAAP1 FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures in its MD&A which are described in the following section. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The definitions of these measures, the reconciliation to the amounts presented in the interim consolidated interim financial statements, and the reasons for the presentation of these measures are included below. The non-GAAP financial measures are consistent with those presented previously and there have been no changes to the basis of calculation, except for the change to the presentation of cash cost per ounce sold described in more detail below.

______________________________
1.GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	30

Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company’s financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Revenues	$356.6	$294.6	$297.4
By-product credit and other revenues	(1.0)	(0.4)	(0.4)
Revenues	$355.6	$294.2	$297.0
Sales (000s oz) – 100%	196	164	167
Average realized gold price per ounce[1,2,3] ($/oz)	$1,813	$1,794	$1,781
1.Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood, Rosebel and Essakane mines.
3.Average realized gold price per ounce sold includes 37,500 ounces at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.
Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold
The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
Prior to the second quarter 2021, for cash costs, the Company divided these costs by its attributable gold ounces produced in the period. Commencing with the second quarter 2021, the Company divides these costs by its attributable sales in the period. Prior to the first quarter 2022, for cash costs, the Company excluded costs related to certain taxes and permits, provisions, prior period operating costs and community development. Commencing with the first quarter 2022, these costs are no longer excluded. These changes have been completed in order to better align with peer companies. All comparative periods have been restated and updated accordingly.
The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Cost of sales[1]	$275.6	$370.9	$253.2
Depreciation expense[1]	(75.0)	(111.0)	(74.0)
Cost of sales[1], excluding depreciation expense	$200.6	$259.9	$179.2
Adjust for:
By-product credit	$(1.0)	$(0.4)	$(0.4)
Stockpiles and finished goods adjustment	(2.6)	(62.9)	—
Cost attributed to non-controlling interests[2]	(13.4)	(13.0)	(14.2)
Cash costs – attributable	$183.6	$183.6	$164.6

Total gold sales[3] (000 oz) – attributable	181	152	153
Cash costs[4] ($/oz sold) – attributable	$1,017	$1,213	$1,073
1.As per note 27 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
3.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
4.Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	31

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, attributable, except where noted)	Q1 2022	Q4 2021	Q1 2021
Cost of sales[1]	$275.6	$370.9	$253.2
Depreciation expense[1]	(75.0)	(111.0)	(74.0)
Cost of sales[1], excluding depreciation expense	$200.6	$259.9	$179.2
Adjust for:
Sustaining capital expenditures[1]	76.6	41.4	13.7
Corporate general and administrative costs[2]	12.9	6.8	9.0
Stockpiles and finished goods adjustment	(2.6)	(62.9)	—
Other costs[3]	0.7	3.7	3.4
Cost attributable to non-controlling interests[4]	(19.2)	(16.3)	(15.4)
AISC – attributable	$269.0	$232.6	$189.9

Total gold sales[5] (000s oz) – attributable	181	152	153
AISC[6] ($/oz sold) – attributable	$1,490	$1,537	$1,238
AISC excluding by-product credit[6] ($/oz sold) – attributable	$1,495	$1,540	$1,240
1.As per note 27 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Corporate general and administrative costs exclude depreciation expense.
3.Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by-product credits.
4.Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
5.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
6.AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Capital expenditures for property, plant and equipment	$168.3	$231.3	$101.9
Capital expenditures for exploration and evaluation assets	0.4	0.2	0.6
	$168.7	$231.5	$102.5
Capital expenditures – sustaining	76.6	41.4	13.7
Capital expenditures – expansion	$92.1	$190.1	$88.8

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Essakane	$47.7	$22.9	$5.4
Rosebel	20.5	13.3	7.6
Westwood	7.3	5.1	0.4
	$75.5	$41.3	$13.4
Corporate	1.1	0.1	0.3
Capital expenditures – sustaining	$76.6	$41.4	$13.7

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Essakane	$1.0	$24.1	$14.5
Rosebel	6.0	17.1	10.8
Westwood	0.5	0.3	0.6
	$7.5	$41.5	$25.9

Côté Gold (70%)	78.5	142.6	14.5
Boto Gold	6.1	6.0	48.4
Capital expenditures – expansion	$92.1	$190.1	$88.8

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	32

EBITDA and Adjusted EBITDA
EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Earnings (loss) before income taxes	$58.4	$(292.6)	$32.2
Add:
Depreciation	75.4	111.4	74.4
Finance costs	1.2	(12.2)	7.2
EBITDA	135.0	(193.4)	113.8
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	(4.9)	6.4	0.4
NRV write down	4.3	70.3	—
Write-down of assets	1.4	2.7	0.7
Foreign exchange loss	3.4	0.8	3.3
Fair value of deferred consideration from sale of Sadiola	(0.4)	(4.6)	—
Impairment charge	—	205.1	—
Changes in estimates of asset retirement obligations at closed sites	—	0.3	—
Gain on sale of royalties	—	—	(35.7)
Insurance recoveries	(1.2)	—	—
COVID-19 expenses[1]	—	2.4	4.5
Care and maintenance costs at Westwood	—	—	13.1
Adjusted EBITDA	$137.6	$90.0	$100.1
1.COVID-19 expenses included in operating costs for 2022 financial year.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	33

Adjusted Net Earnings Attributable to Equity Holders
Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance. The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $58.4 million, to adjusted net earnings attributable to equity holders of the Company of $26.1 million in the first quarter 2022.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Earnings (loss) before income taxes and non-controlling interests	$58.4	$(292.6)	$32.2
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	(4.9)	6.4	0.4
NRV write down	5.3	111.2	—
Write-down of assets	1.4	2.7	0.7
Foreign exchange loss	3.4	0.8	3.3
Fair value of deferred consideration from sale of Sadiola	(0.4)	(4.6)	—
Impairment charge	—	205.1	—
Changes in estimates of asset retirement obligations at closed sites	—	0.3	—
Gain on sale of royalties	—	—	(35.7)
Insurance recoveries	(1.2)	—	—
COVID-19 expenses[1]	—	2.4	4.5
Care and maintenance costs at Westwood	—	—	13.1
Adjusted earnings before income taxes and non-controlling interests	$62.0	$31.7	$18.5
Income taxes	(26.6)	88.6	(10.5)
Tax on foreign exchange translation of deferred income tax balances	(0.4)	15.6	(0.5)
Tax impact of adjusting items	(0.9)	(101.5)	0.9
Non-controlling interests	(8.0)	9.9	(2.2)
Adjusted net earnings attributable to equity holders	$26.1	$44.3	$6.2
Adjusted net earnings per share attributable to equity holders	$0.05	$0.09	$0.01
Basic weighted average number of common shares outstanding (millions)	477.6	476.9	475.8
1.COVID-19 expenses included in operating costs for 2022 financial year.
Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Net cash from operating activities	$142.3	$67.5	$101.7
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(1.7)	9.0	(31.7)
Inventories and non-current ore stockpiles	(17.6)	0.8	(0.4)
Accounts payable and accrued liabilities	10.9	(1.3)	12.9
Net cash from operating activities before changes in working capital	$133.9	$76.0	$82.5

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	34

Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Net cash from operating activities	$142.3	$67.5	$101.7
Add:
Operating cash flow used by non-mine site activities	28.2	27.6	27.1
Cash flow from operating mine-sites	$170.5	$95.1	$128.8

Capital expenditures	$168.7	$231.5	$102.5
Less:
Capital expenditures from construction and development projects and corporate	(85.7)	(148.7)	(63.2)
Capital expenditure from operating mine-sites	$83.0	$82.8	$39.3
Mine-site free cash flow	$87.5	$12.3	$89.5
Available Liquidity and Net Cash (Debt)
Available liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	March 31,	December 31,	March 31,
($ millions, except where noted)	2022	2021	2021
Cash and cash equivalents	$519.5	$544.9	$963.0
Short-term investments	4.9	7.6	4.8
Available Credit Facility	498.2	498.3	498.2
Available liquidity	$1,022.6	$1,050.8	$1,466.0

	March 31,	December 31,	March 31,
($ millions, except where noted)	2022	2021	2021
Cash and cash equivalents	$519.5	$544.9	$963.0
Short-term investments	4.9	7.6	4.8
Lease liabilities	(62.5)	(65.6)	(63.8)
Long-term debt[1]	(466.6)	(468.9)	(475.2)
Drawn letters of credit issued under Credit Facility	(1.8)	(1.7)	(1.8)
Net cash (debt)	$(6.5)	$16.3	$427.0
1.Includes principal amount of the Notes of $450.0 million and equipment loans of $16.6 million (December 31, 2021 - $450 million and $18.9 million, respectively and March 31, 2021 - $450 million and $25.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	35

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements in this MD&A include, without limitation, those under the headings “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration" and include, but are not limited to, statements with respect to: construction costs and site expenditures; including remaining costs to complete and schedule for Côté Gold specifically the impact of COVID-19 and the war in Ukraine on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company’s guidance for production and regarding the progress, schedule and costs required to complete construction of Côté Gold; cost of sales and revisions to cost guidance; cash costs; AISC; securing of alternative sources of consumables; the timing and amount of estimated future production and recovery; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the completion and expected results from the Company’s risk analysis with respect to the cost, schedule, mitigation and optimization required to complete construction at Côté Gold; the re-analysis of the project ramp up assumptions and other project metrics including operating costs, which the Company expects will increase to better capture increased headcount assumptions, increased labour rates and the current pricing environment for consumables; mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the construction of Côté Gold; security concerns in the jurisdictions in which the Company operates; expected collective bargaining discussions; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, "transformational", "best-in-class", "top-tier", “seek”, “targets”, "suspended", "superior return(s)", "superior shareholder return(s)", "cover", “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology.
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies; political and legal risks; the ongoing impacts of COVID-19 (and its variants) and the war in Ukraine on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition in the mining sector; ability to successfully integrate acquired assets; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	36

the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain as a result of such security risks; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; potential for failure of the hydrostatic plug at the Westwood mine; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites, such as the unusual levels of rain at the Rosebel mine in 2021; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION First Quarter 2022 Management’s Discussion and Analysis	37